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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934
                                 Amendment No. 1

                               -------------------

                                RFS Bancorp, Inc.
                              (Name of the Issuer)

                                RFS Bancorp, Inc.
                                       and
                                   Revere, MHC
                           Revere Federal Savings Bank
                       (Name of Persons Filing Statement)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                   74955U 103
                      (CUSIP Number of Class of Securities)

                               -------------------

                                James J. McCarthy
                      President and Chief Executive Officer
                                RFS Bancorp, Inc.
                                  310 Broadway
                           Revere, Massachusetts 02150
                                 (781) 286-7017
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                               -------------------
                                 with copies to:

                            Richard A. Schaberg, Esq.
                             Thacher Proffitt & Wood
                         1700 Pennsylvania Avenue, N.W.
                                    Suite 800
                             Washington, D.C. 20006
                                 (202) 347-8400



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    This statement is being filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section
           240.13e-3(c)] under the Securities Exchange Act of 1934.

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c. [ ] A tender offer.

    d. [ ] None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

    Calculation of Filing Fee


                Transaction Valuation*            Amount of Filing Fee
            --------------------------------- ------------------------------

                       $8,876,049                        $0.00*
            --------------------------------- ------------------------------

            --------------------------------- ------------------------------

[X]      Check box if any part of the fee is offset as provided by Rule 0-11
         (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement Number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:   $1,776.00
           Form or Registration No.: Preliminary Proxy Statement on Schedule 14A
           Filing Party:             RFS Bancorp, Inc.
           Date Filed:               June 21, 2001

         * This amount is based on (i) 884,923 (the number of outstanding shares of the Company's common stock as of June 19, 2001) minus (ii) 494,767 (the number of shares of the Company's common stock owned by Revere, MHC) multiplied by (iii) $22.75 (the cash consideration per share of the Company's common stock to be paid by Danvers Bancorp, Inc. and/or Danvers Savings Bank) with the resulting sum multiplied by (iv) 1/50 of one percent, to arrive at $1,776.00 as the amount of the filing fee, pursuant to Section 13(e)(3) of the Exchange Act. However, as permitted by Rule 0-11 (a)(2) under the Exchange Act, the foregoing filing fee will be offset by the amount paid as the filing fee in connection with the Preliminary Proxy Statement on Schedule 14A, filed on June 21, 2001, and as a result no filing fee is due in connection with this Schedule 13E-3.



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                         SUMMARY OF MERGER TRANSACTIONS

          RFS Bancorp, Inc. (the "Company"), a federally chartered stock holding company and Revere, MHC (the "MHC"), a federally chartered mutual holding company and the majority shareholder of the Company hereby submit their Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"). This Amendment No. 1 (this "Amendment") is filed to supplement and amend the information set forth in the Schedule 13E-3 filed with the Securities and Exchange Commission on June 21, 2001 by the Company.

         The Schedule 13E-3 and this Amendment relate to a proposal to approve an Agreement and Plan of Merger dated as of April 27, 2001, as amended on June 5, 2001 and August 3, 2001, by and among the Company, the MHC, Revere Federal Savings Bank (the "Bank"), Danvers Bancorp, Inc. and Danvers Savings Bank (the "Merger Agreement"). Pursuant to the Merger Agreement, among other things, the Company will effect a reverse stock split to decrease the number of issued and outstanding shares of the Company's common stock by means of a 494,767 for one basis split (the "Reverse Stock Split"). Upon completion of the transactions contemplated by the Merger Agreement, all stockholders of the Company, except for the MHC, will be entitled to receive $22.75 in cash for each share of the Company's common stock that they owned prior to the Reverse Stock Split. In connection with the Merger Agreement proposal, the Company's stockholders also will be asked to approve a proposal to amend a provision of the Company's federal stock holding company charter to increase the par value of the common stock of the Company from $0.01 per share to $4,947.67 per share (the "Charter Amendment"). The primary purpose of the Charter Amendment is to facilitate the Reverse Stock Split.

         This Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A preliminary proxy statement detailing the transactions contemplated by the Merger Agreement (the "Proxy Statement") was filed concurrently with the Schedule 13E-3 on June 21, 2001. Amendment No. One to the Proxy Statement is being filed concurrently with this Amendment No. One to
Schedule 13E-3.

         The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to items of this Schedule 13E-3. The information in the Proxy Statement, including all exhibits thereto, is expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the provisions of the Proxy Statement.


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                              CROSS REFERENCE SHEET


ITEM IN SCHEDULE 13E-3                  LOCATION IN THE PROXY STATEMENT


Item 1:  Summary Term Sheet             Summary Term Sheet.

Item 2:  Subject Company                "Notice of the Special Meeting of Stockholders," "Summary Term Sheet --
Information                             The Companies," and "Proposal 1: Approval of the Merger Agreement -- The
                                        Companies."

Item 3:  Identity and                   "Notice of the Special Meeting of Shareholders,"  "Summary Term Sheet --
Background of Filing Person             The Companies," Security Ownership of Certain Beneficial Owners and
                                        Management -- Security Ownership of Directors and Management," "Proposal
                                        1: Approval of the Merger Agreement -- The Companies" and "Revere's
                                        Directors and Executive Officers."

Item 4:  Terms of the                   "Summary Term Sheet," "Special Meeting of Stockholders -- Purposes,"
Transactions                            "Special Factors" and "Proposal 1:  Approval of the Merger Agreement."

Item 5:  Past Contracts,                "Revere's Directors and Executive Officers" and "Voting  Agreements,"
Transactions, Negotiations and          "Security Ownership of Certain Beneficial Owners and Management"  and
Agreements                              "Appendix E -- Form of Voting Agreements," including an agreement by and between Revere, MHC and Danvers Bancorp, Inc. and an agreement by and between each director and executive officer of RFS Bancorp, Inc., and
                                        Danvers Bancorp, Inc.

Item 6:  Purposes  of  the              "Special Factors -- Material Terms of the Reverse Stock Split," "Proposal
Transaction and Plans or                1: Approval of the Merger Agreement-- Overview," "Proposal 2: Approval
Proposals                               of the Charter Amendment," and "Appendix A -- The Agreement and Plan of
                                        Merger by and among Danvers Bancorp, Inc., Danvers Savings Bank, Revere,
                                        MHC, RFS Bancorp, Inc., and Revere Federal Savings Bank dated April 27,
                                        2001, as amended on June 5, 2001 and August 3, 2001."


Item  7:  Purposes,                     "Special Factors -- Background of the Merger, -- The RFS Bancorp's Board
Alternatives, Reasons and               Reasons for Recommending the Merger Transactions, -- Financing and Effects
Effects                                 of the Merger Transactions, -- Interests of Certain Persons in the Merger
                                        and Related Transactions,  -- Federal Income Tax Consequences of the

                                       4

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
                                        Merger to You," and -- "Accounting Treatment of the Merger Transactions."

Item 8:  Fairness of the                "Special Factors -- Fairness of the Transaction."
Transaction

Item 9:  Reports, Opinions,             "Special Factors -- Background of the Merger, -- Fairness of the
Appraisals and Negotiations             Transaction,  -- The RFS Board Reasons for Recommending the Merger
                                        Transactions, and -- Opinion of RFS Bancorp's Financial Advisor."

Item  10:  Source  and  Amounts         "Special Factors -- Financing and Effects of the Merger Transactions," and
of Funds or Other Consideration         "Special Meeting of Stockholders -- Solicitation of Proxies," and
                                        "Proposal 1: Approval of the Merger Agreement -- Other Provisions of the
                                        Merger Agreement -- Fees and Expenses."

Item 11:  Interest in                   "Security Ownership of Certain Beneficial Owners and Management."
Securities of the Subject
Company

Item 12:  The Solicitation or           "Special Meeting of Stockholders -- Votes by Revere, MHC," "Voting
Recommendation                          Agreements," and "Security Ownership of Certain Beneficial Owners and
                                        Management."

Item 13:  Financial Statements          "Incorporation by Reference."

Item 14:  Persons/Assets,               "Special Meeting of Stockholders -- Solicitation of Proxies."
Retained, Employed,
Compensated or Used

Item 15:  Additional                    Proxy Statement and Appendices.
Information

Item 16:  Exhibits                      Proxy Statement and Appendices, Form 10-KSB for the fiscal year ended September
                                        30, 2000 and Form 10-QSB for the quarter ended March 31, 2001, the proxy and fairness advisor presentation materials of the Company's and the MHC's financial advisor statement for the 2001 Annual Meeting of Stockholders of RFS Bancorp, Inc. and fairness advisor presentation materials of the Company's and the MHC's financial advisor.

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ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" of the Proxy Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) This Schedule 13E-3 is being filed by RFS Bancorp, Inc. (the "Company"), a federally chartered stock holding company and Revere, MHC (the "MHC"), a federally chartered mutual holding company and the majority stockholder of the Company's common stock. The Company's and the MHC's business address is 310 Broadway, Revere, Massachusetts 02151, and their telephone number is (781) 284-7777.

         (b) There were 884,923 shares of the Company's common stock, par value $0.01 (per share) outstanding as of June 19, 2001.

                  The Company, the issuer of the common stock and the MHC are filing this Schedule 13E-3. The business address of the MHC is c/o RFS Bancorp, Inc., 310 Broadway, Revere, Massachusetts 02151 and the business telephone number is (781) 284-7777.

                  The names of each executive officer and director of the Company and the MHC are incorporated herein by reference to those individuals listed under "Security Ownership of Certain Owners and Management -- Security Ownership of Directors and Management" in the Proxy Statement.
                  The address of each of these individuals is c/o RFS Bancorp, Inc., 310 Broadway, Revere, Massachusetts 02151, and the business telephone number for each of these individuals is
                  (781) 284-7777.

                  The MHC is a federally chartered mutual holding company with its principal executive offices located at 310 Broadway, Revere, Massachusetts 02151. The MHC's primary business is to hold a majority of the common stock of the Company. As of June 30, 2001, Revere, MHC held 494,767 shares or 56% of the Company's common stock.

         (c)-(f) The information set forth under "Market for Common Equity and Related Stockholder Matters" in the Proxy Statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         To the best of the MHC's knowledge, during the last five years, the MHC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order of the type required to be disclosed by this Item.

         (c)(1)-(5) The information set forth under "Revere's Directors and
                    Executive Officers" in the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTIONS.

         (a) The information set forth under "Special Meeting of Stockholders -- Purposes," "Proposal 1: Approval of the Merger Agreement," and under "Appendix A -- The Agreement and Plan of Merger by and among Danvers Bancorp, Inc., Danvers Savings Bank, Revere, MHC, RFS Bancorp, Inc., and Revere Federal Savings Bank dated April 27, 2001, as amended on June 5, 2001 and August 3, 2001" in the Proxy Statement is incorporated herein by reference.

         (c) The information set forth under "Special Factors -- Interests of Certain Persons in the Merger and Related Transactions" in the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under "Proposal 1: Approval of the Merger Agreement -- Appraisal Rights," and "Appendix F -- Dissenter and Appraisal Rights under 12 C.F.R.ss.552.14" is incorporated herein by reference.

         (e)      None.

         (f)      Not applicable.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)(1)   Not applicable.

         (a)(2) The information set forth under "Revere's Directors and Executive Officers" in the Proxy Statement is incorporated herein by reference.

         (b)(1)-(4)  Not applicable.

         (b)(5) The information under "Incorporation By Reference" of the Proxy Statement concerning "Proposal I: Election of Directors of RFS Bancorp, Inc. for the 2001 Annual Meeting of Stockholders" is incorporated herein by reference.

         (b)(6)   Not applicable.

         (c)      Not applicable.

         (e) The information set forth under "Voting Agreements," "Security Ownership of Certain Beneficial Owners and Management" and "Appendix E -- Form of Voting Agreements, including an agreement by and between Revere, MHC and Danvers Bancorp, Inc., and an agreement by and between each director and executive officer of RFS Bancorp, Inc., and Danvers Bancorp, Inc." in the Proxy Statement is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information set forth under "Proposal 1: Approval of the Merger Agreement -- Overview," "Special Factors -- Material Terms of the Reverse Stock Split," and "Proposal 2: Approval of the Charter Amendment" in the Proxy Statement is incorporated herein by reference.

       (c)(1)-(8) The information set forth under "Proposal 1: Approval of the
                  Merger Agreement" and under "Appendix A -- The Agreement and Plan of Merger by and among Danvers Bancorp, Inc., Danvers Savings Bank and Revere, MHC, RFS Bancorp, Inc., and Revere Federal Savings Bank dated April 27, 2001, as amended on June 5, 2001 and August 3, 2001" in the Proxy Statement is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) The information set forth under "Special Factors -- Material Terms of the Reverse Stock Split" in the Proxy Statement is incorporated herein by reference.

         (b) For tax and regulatory purposes, the parties to the Merger Agreement elected to accomplish the merger of the MHC with and into Danvers Bancorp, Inc. and the Bank with and into Danvers Savings Bank by including the Reverse Stock Split.

         (c) The information set forth under "Special Factors -- Background of the Merger and -- The RFS Bancorp's Board Reasons for Recommending the Merger Transactions" in the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under "Special Factors -- Financing and Effects of the Merger Transactions, -- Interests of the Certain Person in the Merger, -- Federal Income Tax Consequences of the Merger to You, -- Accounting Treatment of the Merger Transactions" in the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(e) The information set forth under "Special Factors -- Fairness of the Transaction" in the Proxy Statement is incorporated herein by reference.

         (f)      Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) The information set forth under "Special Factors -- Background of the Merger, -- Fairness of the Transaction, -- The RFS Bancorp Board Reasons for Recommending the Merger Transactions, and -- Opinion of RFS Bancorp's Financial Advisor" in the Proxy Statement is incorporated herein by reference.

         (b)-(c) The information set forth under "Special Factors -- Opinion of RFS Bancorp's Financial Advisor" in the Proxy Statement is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth under " Special Factors -- Financing and Effects of the Merger Transactions" in the Proxy Statement is incorporated herein by reference.

         (b)      None.

         (c) The information set forth under "Special Meeting of Stockholders -- Solicitation of Proxies" and "Proposal 1:
                  Approval of the Merger Agreement -- Other Provisions of the Merger Agreement -- Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

         (d)      None.

         (e)      Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth under "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

         (b) No transactions of the type required to be disclosed in Item 1008(b) have been effected in the past 60 days.

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ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d)-(e) The information set forth under "Notice of Special Meeting of Stockholders," "Special Factors -- The RFS Bancorp Board Reasons for Recommending the Merger Transactions, -- Interests of Certain Persons In the Merger," "Special Meeting of Stockholders -- Votes by Revere, MHC," under "Voting Agreements," "Security Ownership of Certain Beneficial Owners and Management -- Principal Stockholders of RFS Bancorp and -- Security Ownership of Directors and Management" in the Proxy Statement is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

         (a)(1)-(4) The information incorporated by reference in the Proxy
                    Statement under "Incorporation by Reference" is also incorporated herein by reference.

         (b) Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)-(b) The information set forth under "Special Meeting of Stockholders -- Solicitation of Proxies" in the Proxy Statement is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

         Reference is hereby made to the Proxy Statement and to each appendix attached thereto, each of which is incorporated by reference herein.

ITEM 16.  EXHIBITS.

         (a)      The Proxy Statement is incorporated herein by reference.

         (b)      Not applicable.

         (c) "Appendix D -- Opinion of Financial Advisor and Consent of the Financial Advisor" in the Proxy Statement is incorporated herein by reference.

         (d) "Appendix E -- Form of Voting Agreements, including an agreement by and between Revere, MHC and Danvers Bancorp, and an agreement by and between each director and executive officer of RFS Bancorp, Inc., and Danvers Bancorp, Inc." in the Proxy Statement is incorporated herein by reference," and the Employment Letter for James J. McCarthy, which is filed as Exhibit F to the Merger Agreement is incorporated herein by reference.

         (f) The information set forth under "Appendix F - Dissenters' Rights under 12 C.F.R. ss. 552.14" in the Proxy Statement is incorporated herein by reference.

         (g) The fairness advisor presentation materials and consent of Ryan, Beck & Co., LLC. are filed to this Schedule 13E-3 as
                  Exhibit 16(g).


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 2001

                                        RFS BANCORP, INC.

                                        By: /s/ James J. McCarthy
                                           -------------------------------------
                                           James J. McCarthy,
                                           President and Chief Executive Officer


                                        REVERE, MHC

                                        By: /s/ James J. McCarthy
                                           -------------------------------------
                                           James J. McCarthy,
                                           President and Chief Executive Officer




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